

02007338

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37675



SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Brooke Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1211 Avenue of the Americas, 29th Floor
(No. and Street)

New York	New York	10036-8701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregorio S. Pangilinan (212) 403-9515
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Paul Rosenberg, C.P.A.
(Name — *if individual, state last, first, middle name*)

333 West 52nd Street,	New York	New York	10019
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 0 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul J. Ferguson, Sr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brooke Securities, Inc., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

President

Title



Notary Public

DOLORES M. SULLIVAN
Notary Public, State of New York
No. 01SU5040715
Qualified in Queens County
Commission Expires March 20, 20 03

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~Income (Loss)~~ Operations.
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity ~~or Partners' or Sole Proprietor's Capital~~.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROOKE SECURITIES, INC.

FINANCIAL STATEMENTS
AND SCHEDULE

DECEMBER 31, 2001

BROOKE SECURITIES, INC.
Year Ended December 31, 2001

TABLE OF CONTENTS

Paul Rosenberg
CERTIFIED PUBLIC ACCOUNTANT

333 WEST 52ND STREET, NEW YORK, N.Y. 10019

212 / 581 - 9099

INDEPENDENT AUDITOR'S REPORT

The Board of Directors of
Brooke Securities, Inc.

I have audited the accompanying statement of financial condition of Brooke Securities, Inc. as of December 31, 2001, and the related statements of operations, cash flows, and changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the Corporation's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brooke Securities, Inc., as of December 31, 2001, and the results of its operations, cash flows, and changes in stockholders' equity for the year then ended, in conformity with generally accepted accounting principles.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 26, 2002

BROOKE SECURITIES, INC.
Statement of Financial Condition
December 31, 2001

ASSETS		
Cash		$ 41,246
Due from broker		2,577
Short-term investments		492,427
Securities owned, at market (cost - $796,488)		558,910
Commissions receivable		83,721
Investment in subsidiary		200,000
Investment management fees receivable		7,772
Due from affiliate		18,638
Prepaid expenses		13,032
Total assets		$ 1,418,323
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Accounts payable and accrued expenses		$ 440,944
Due to Affiliate		1,216
Other liabilities		10,056
Total liabilities		452,216
Stockholders' equity:		
Common stock, $0.01 par value Authorized 1,000 shares; issued and outstanding 720 shares	$ 7	
Additional paid-in capital	365,867	
Retained earnings	600,233	
Total stockholders' equity		966,107
Total liabilities and stockholders' equity		$ 1,418,323

The accompanying Notes to Financial Statements are an integral part of this statement.

BROOKE SECURITIES, INC.
Statement of Operations
Year Ended December 31, 2001

REVENUES:	
Commission income	$ 2,665,146
Realized losses	(19,164)
Unrealized gains	17,800
Interest (including Short Interest earned)	640,545
Dividends	15,205
Investment management fees	35,209
Other income	37,141
Total revenues	3,391,882
EXPENSES:	
Commissions	2,269,670
Salaries and benefits	246,965
Execution and clearing costs	207,847
Communications	23,523
Professional fees	33,699
Insurance	1,703
Rent	40,140
Leases	33,263
Registration fees	13,617
Entertainment and travel	2,724
Subscriptions and publications	1,998
Other expenses	8,242
Total expenses	2,883,391
Net income before provision for income taxes	508,491
Provision for income taxes	(192,000)
Net income	$ 316,491

The accompanying Notes to Financial Statements are an integral part of this statement.

BROOKE SECURITIES, INC.
Statement of Cash Flows
Year Ended December 31, 2001

Cash flows from operating activities:	
Net income	$ 316,491
(Increase) decrease in operating assets:	
Due from broker	(2,566)
Short-term investments	535,214
Securities owned, at market	(384,636)
Commissions receivable	115,075
Investment in subsidiary	(25,000)
Investment management fees receivable	6,400
Due from affiliate	11,146
Prepaid expenses	(2,420)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	(182,626)
Due to affiliate	(98)
Other liabilities	(2,308)
Net cash used in operating activities	384,672
Cash flows from capital activities:	
Dividend paid	(452,725)
Net cash used in capital activities	(452,725)
Net decrease in Cash	(68,053)
Cash at December 31, 2000	109,299
Cash at December 31, 2001	$ 41,246

The accompanying Notes to Financial Statements are an integral part of this statement.

BROOKE SECURITIES, INC.
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2001

	Common Stock	Paid-in Capital	Retained Earnings	Total Shareholders' Equity
Balance at beginning of year	$ 7	$ 365,867	$ 736,467	$1,102,341
Dividend paid			(452,725)	(452,725)
Net income	-0-	-0-	316,491	316,491
Balance at end of year	$ 7	$ 365,867	$ 600,233	$ 966,107

The accompanying Notes to Financial Statements are an integral part of this statement.

BROOKE SECURITIES, INC.
Notes to Financial Statements
Year Ended December 31, 2001

(1) Organization

Brooke Securities, Inc. (Brooke) is a broker-dealer registered under the Securities Exchange Act of 1934. Brooke was incorporated in March 1987. The branch office in Bermuda commenced its operations on January 1, 1997.

(2) Significant Accounting Policies

(a) Basis of Preparation
The financial statements have been prepared in accordance with generally accepted accounting principles. It includes the accounts of the branch office

(b) Revenue Recognition
Effective as of January 12, 1995, Brooke began conducting business as a broker-dealer in securities. Recognition of related income and expenses are recorded on trade date.

(c) Depreciation
Office equipment is depreciated over sixty months using the straight line method.

(3) Net Capital

Brooke, as a registered broker-dealer in securities, is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission and the related rules of the NASD Regulation, Inc. (NASD). Such rules prohibit Brooke from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds 15 times its "net capital" (as defined).

As of January 12, 1995, the minimum net capital for Brooke is $100,000. Pursuant to contractual arrangements, Bear, Stearns Securities Corp. acts as the clearing broker-dealer, who carries all of the accounts of the customers and maintains and preserves all books and records as are customarily kept by a clearing broker-dealer.

At December 31, 2001, Brooke had aggregate indebtedness and net capital of $ 452,216 and $ 554,394, respectively, a ratio of 0.82 to 1.

4) Commitments and Contingencies:

Lease Obligation:
Brooke leases its' premises under a sub-lease from Olympia Capital Associates, L.P. for a one year period ending December 31, 2001. The lease has been renewed for another one year period under the same terms and conditions. The annual rent for the premises is $ 40,500.

5) On February 16, 2001, Brooke declared and paid a dividend of $ 452,725 to its parent company, Brooke Securities Holdings, Inc.

BROOKE SECURITIES, INC.
Schedule 1 - Supplementary Information
December 31, 2001

COMPUTATION OF NET CAPITAL

Total stockholders' equity		$ 966,107
Deduct:		
Non-allowable assets		(314,119)
Net Capital before haircuts on security positions		651,988
Less: Haircuts on securities:		
Securities positions	$ (82,870)	
Undue concentration	(14,724)	(97,594)
Net capital		$ 554,394

Note: The above computation does not differ materially from that filed by Brooke Securities, Inc. with the NASD.

BROOKE SECURITIES, INC.
Schedule 1 - Supplementary Information, continued
December 31, 2001

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net capital	$	554,394
Minimum net capital requirement		100,000
Excess net capital	$	454,394

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$	440,944
Due to affiliate		1,216
Other payables		10,056
Total aggregate indebtedness	$	452,216
Percentage of aggregate indebtedness to net capital		82%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1		N/A

Note: The above computation does not differ materially from that filed by Brooke Securities, Inc. with the NASD.

Paul Rosenberg
CERTIFIED PUBLIC ACCOUNTANT

333 WEST 52ND STREET, NEW YORK, N.Y. 10019

212 / 581 – 9099

The Board of Directors of
Brooke Securities, Inc.

I have examined the financial statements of Brooke Securities, Inc., for the year ended December 31, 2001, and have issued my report thereon dated February 26, 2002. As part of my examination, I made a study and evaluation of the Corporation's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Brooke Securities, Inc., that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by Brooke Securities, Inc., in complying with Regulation T of the Board of Governors of the Federal Reserve System, because Brooke Securities, Inc., does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of Brooke Securities, Inc., is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which Brooke Securities, Inc. has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and

recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subjected to the risk that may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal control of Brooke Securities, Inc., taken as a whole. However, my study and evaluation disclosed no condition that I believed to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Corporation's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the NASD Regulation, Inc., and the National Futures Association and should not be used for any other purpose.



February 26, 2002